Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2006	2005	2004	2003	2002
Earnings before fixed charges:
Add:
Income (loss) from continuing operations (a)	$(14,031)	$38,179	$56,483	$72,774	$43,445
Minority interest attributable to continuing operations	(1,298)	1,237	2,429	9,155	9,173
Fixed charges — per below	191,614	86,191	61,443	69,476	76,950
Less:
Capitalized interest	(9,537)	(9,603)	(3,030)	(1,503)	(2,949)
Preferred Distributions of consolidated subsidiaries	—	—	(832)	(7,069)	(7,069)

Earnings before fixed charges	$166,748	$116,004	$116,493	$142,833	$119,550

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$175,784	$73,918	$54,610	$57,835	$63,522
Capitalized interest	9,537	9,603	3,030	1,503	2,949
Proportionate share of interest for unconsolidated real estate ventures	6,293	2,670	2,971	3,069	3,410
Distributions to preferred unitholders in Operating Partnership	—	—	832	7,069	7,069

Total Fixed Charges	191,614	86,191	61,443	69,476	76,950

Income allocated to preferred shareholders	7,992	7,992	9,720	11,906	11,906

Total Preferred Distributions	7,992	7,992	9,720	11,906	11,906

Total combined fixed charges and preferred distributions	$199,606	$94,183	$71,163	$81,382	$88,856

Ratio of earnings to combined fixed charges and preferred distributions	(b )	1.23	1.64	1.76	1.35

(a)	Amounts for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been reclassified to present properties sold.
(b)
Due to the registrant’s loss in fiscal 2006, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $32,858 to achieve a coverage of 1:1. The losses in fiscal 2006 included significant depreciation of operating real estate and amortization of lease intangible resulting form recent acquisitions.